Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital: € 5,944,195,400

Registered in Nanterre:

RCS 542 051 180

www.total.com

Total in Exclusive Talks with UGI Corporation,

Parent Company of Antargaz, to Sell Totalgaz

Paris, France — July 2, 2014. Total today announced that it has entered into exclusive negotiations with UGI Corporation*, the parent company of Antargaz, after having received a firm offer from the U.S. company to acquire all outstanding shares of Totalgaz, the Group’s liquefied petroleum gas (LPG) distributor in France. The transaction under consideration is aligned with Total’s strategy of assertively managing its asset portfolio.

“Within the specific context of the European LPG distribution market, Totalgaz will be able to pursue its industrial and commercial development backed by a leading industrial company. UGI has a long-term strategic vision, with a strongly expanding presence in European markets,” commented Philippe Boisseau, member of Total’s Executive Committee and President of Marketing & Services. “Total closely examined not only UGI’s ability and commitment to support Totalgaz’s growth, but also the pledges made with regard to the workforce.”

UGI’s offer was presented today at a Special Meeting of the Central Works Council of the M&S UES and a Special Meeting of the Central Works Council of Totalgaz.

In line with its responsible industrial relations practices, Total is working closely with employee representatives from Totalgaz and Total Marketing Services to lay the groundwork for an agreement on protecting jobs and employee benefits, which are covered by the undertakings made by UGI.

The planned sale is the subject of an information and consultation procedure involving the representative organizations of the employees concerned. It will also be subject to the approval of the competent administrative and regulatory authorities.

UGI is a leading international retailer and distributor of LPG with operations in the United States and 16 European countries. In recent years it has developed a significant presence in Europe, including through the acquisition of assets in the Benelux countries, Nordic countries, the United Kingdom and Poland. The acquisition of Totalgaz would extend the footprint of Antargaz, UGI’s French LPG distribution affiliate, expanding its residential and commercial customer base across all regions of the country and creating a national leader in LPG marketing. The new organization would be better equipped to hold its own and seize growth opportunities in today’s aggressively competitive market.

Totalgaz stores liquefied petroleum gas (LPG) and markets this butane and propane both in bottles sold in retail outlets and in bulk to fill the storage tanks of consumers and professionals in France. It employs around 750 people in France, either directly or via its affiliates, and generates revenue of close to €1 billion.

* * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

*Through UGI Bordeaux Holding, a wholly owned French subsidiary of UGI Corporation.